Exhibit 99.11

NICE Recognizes Trailblazers in Creating Next-Gen CX, Unveiling CX Excellence Award Winners at Interactions Live 2021

Winners powered exceptional customer and employee engagement in a work-from-anywhere environment, flawless transformation to the cloud, leveraged cutting-edge innovation and measurably improved business outcomes

Hoboken, N.J., May 26, 2021, Hoboken, N.J., May 26, 2021, NICE (Nasdaq: NICE) today announced the winners of its CX Excellence Awards 2021. The winning organizations were recognized for driving creative, innovative customer interactions resulting in next-gen, digitally fluent experiences. The 16 award winners across six categories were honored at Interactions Live, the industry’s biggest customer experience virtual event, highlighting strategies for next-gen CX by embedding AI everywhere, engaging employees in a work-from-anywhere world, accelerating innovation with the cloud and more.

The CX Excellence Award winners demonstrated remarkable results in one of six categories:

Best Cloud Implementation – Celebrating the flawless deployment of next-gen, cloud-based technology that demonstrated business impact. The winners are Auckland Council, Siemens Digital Industries Software and Toyota Financial Services.

Best CX Innovation – Honoring the adoption of innovative artificial intelligence, analytics or automation that drove digital fluency and transformation as well as business results. The winners are The County of San Diego, Signify and Telia Finland.

Best Customer Experience – Recognizing the steps taken to deliver a new CX standard resulting in increased first call resolution, service levels or Net Promoter Score (NPS). The winners are Atento, Banco BMG and International SOS.

Best Employee Engagement – Applauding significant advances in workforce engagement and motivation strategies, empowering employees to be brand ambassadors in a work-from-anywhere environment. The winners are HireRight,
NINE and VISA.

Rookie of the Year – Acknowledging the remarkably rapid adoption and implementation of best practices such as for infusing digital fluency, the efficiency of roll-out and improved training. The winners are Accenture, CRC and Icatu.

Judges Choice – Highlighting all-around excellence including in defining a new CX standard, enabling digital fluency, engaging and driving staff to be brand ambassadors and embedding AI everywhere. The winner is iQor.

Barak Eilam, CEO, NICE, said, “We are proud to honor organizations that excelled in rapidly adopting innovation to provide exceptional, next-gen experiences in a year earmarked by sweeping change. In today’s post-virtual decade, consumers expect the gold standard of service in any business scenario. The winners of the CX Excellence Award exemplified the immense impact leveraging cutting-edge technology in an agile way has on their consumers and their business. Congratulations on this well-deserved award.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.